July 27, 2017

Via EDGAR

Office of Natural Resources

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 4628

100 F Street, NE

Washington, DC 20549

Attention:      Brad Skinner, Senior Assistant Chief Accountant
Jennifer O’Brien, Staff Accountant

Re:        PDC Energy, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed February 28, 2017

Response dated June 30, 2017

File No. 001-37419

Ladies and Gentlemen:

With respect to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in its comment letter dated July 19, 2017 (the “Comment Letter”) relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “Annual Report”) of PDC Energy, Inc. (the “Company”), the Company responds as follows:

The comments of the Staff are set forth below for ease of reference, and are numbered to correspond to the numbered comments in the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2016

Financial Statements, page 63

Notes to Consolidated Financial Statements, page 69

Note 4 — Properties and Equipment, page 75

1.             Your response to prior comment number 3 from our letter dated June 19, 2017 indicates that you added 98.1 MMBOE of PUD reserves associated with the acreage received in the acreage exchange while you removed 1.6 MMBOE of PUD reserves associated with the acreage surrendered. Based on information in your response to prior comment number 1, we understand that the impact on your PUD volumes is due to differences in whether the locations were included in your five-year development plan.

Given the implied differences in the timing of the planned development of the acreage and locations surrendered as compared to the acreage and locations received, explain to us how you evaluated whether the timing of the future cash flows of the assets received differs significantly from the timing of the future cash flows of the assets transferred. See FASB ASC paragraph 845-10-30-4(a).

Response:

We believe that the timing of future cash flows from the assets received did not differ significantly from the timing of future cash flows from the assets transferred for purposes of ASC paragraph 845-10-30-4(a) notwithstanding the differences in how the properties were reflected in our development plans utilized for the preparation of our proved SEC reserves.  As noted in our response to prior comment 1, the acreage surrendered and received in the undeveloped acreage trade had similar geologic characteristics (including associated development risk), expected capital investment requirements, and potential for proved reserves. Due to these similarities, we believed investment in each block of acreage, assuming all other factors remain consistent (i.e., commodity pricing, timing of development, etc.), would yield substantially similar expected cash flows consistent with the overall value of the blocks, which was inherently similar given that both parties agreed to the exchange.

In some circumstances, the timing of expected future cash flows from a property would be expected to correspond to the development plan used under SEC rules to determine proved undeveloped reserve estimates.  However, the Staff is advised that our SEC development plan used for determination of year-end reserves does not account for all of our expected development or capital investment over the next five years, and such development and investment may affect the timing of expected future cash flows from wells that are scheduled but not assigned proved reserves for reporting purposes.  Specifically, our SEC development plans include only proved locations (i.e., those that are reasonably certain) that we plan to drill and operate ourselves.  In addition to the development of proved locations, we also invest capital in properties that do not include proved reserves at the time of drilling.  Expected capital investment used in determining our proved reserves does not include expected capital expenditures for, among other things, yet-to-be drilled non-operated locations, down spacing test wells, field extension test wells, or exploratory wells, notwithstanding the fact that we routinely make these types of investments.  The locations operated by other operators, or non-operated, are also generally excluded from our proved reserves because of our inability to control the decision to drill such wells or to impact the timing.

Specific to this discussion, during 2015 we began negotiations with Noble Energy, Inc. (“Noble”) regarding the swap transaction.  While negotiations were ongoing, we and Noble were both performing a limited amount of development on our own respective pre-swap acreage. Each company was drilling or planning to drill horizontal wells with two-mile lateral lengths with approximate 50 percent working interests, with the counterparty owning the remaining 50 percent. Accordingly, in determining our

December 31, 2015 proved reserves, we included only our 50 percent working interest in our planned wells on which we were the operator.  We excluded the remaining 50 percent of our planned operated wells that we expected to receive in the acreage swap as we did not own the acreage as of December 31, 2015.  Additionally, our 50 percent working interest in the wells that were to be drilled and operated by Noble were excluded, as it is our practice not to record reserves for non-operated wells until drilling is complete.  We did, however, expect the excluded acreage to be developed in the next five years as part of our long range planning forecast.  If we had not swapped this acreage, we estimate that our investment in non-operated capital spending on the acreage transferred to Noble would have been substantially similar to the investment now anticipated in our SEC development plan by virtue of the reserve addition.  The key point is that because these were operated by another party, the reserves and attendant capital were not included in our proved reserves as of the end of 2015.  Subsequent to the trade, our overall expected capital investment and the timing of the resulting expected future cash flows is estimated to be substantially the same, but the investment is now being made in our operated projects with higher working interest to us, which is in our control, with a corresponding decrease in capital investment in non-operated projects.

Accordingly, our 2016 SEC reserve activity did not reflect a significant disposition of proved reserves from the acreage swap, but did result in a material addition by virtue of the trade, which placed us in the position of operator with control as to certainty.  These changes in SEC reserve activity, however, did not result in a significant change in the timing of expected future cash flows in our long range planning.

Crude Oil and Natural Gas Information — Unaudited, page 97

2.                                            We note from your response to prior comment 3 that all other revisions due to commodity pricing, lease operating expenses and type curve revisions resulted in an upward revision of 1.4 MMBoe in PUD reserves. If the total change of 1.4MMBOE reflects material, offsetting changes to your proved undeveloped reserves, expand your disclosure to separately quantify the amount attributable to each material item.

Response:

As shown in the table below, offsetting changes were included within the 1.4 MMBoe upward revision to proved undeveloped reserves; however, we believe these changes to not be individually material.  Details of volumes of revisions due to commodity pricing, lease operating expenses, and type curve revisions were as follows (all amounts in millions of barrels of oil equivalent (“MMBoe”)):

Revisions due to:
Commodity pricing	(1.5)
Lease operating expenses	1.7
Type curve revisions	1.3
Rounding	(0.1)
Total revisions	1.4

Accordingly, we believe that the disclosure included in the Annual Report is appropriate.

Please contact the undersigned with any questions at (303) 831-3930.

Sincerely,

/s/ David W. Honeyfield

David W. Honeyfield
Chief Financial Officer